September 21, 2007

Timothy A. Geishecker

Senior Counsel

Division of Corporation Finance

Mail Stop 4651

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	The Charles Schwab Corporation
Definitive 14A, Filed March 30, 2007
File No. 1-9700

Dear Mr. Geishecker:

We have set forth below the responses of The Charles Schwab Corporation (the Company) to the comments detailed in your letter to Mr. Charles R. Schwab dated August 21, 2007 with respect to the Company’s definitive proxy statement.

Director Nominations, page 13

1.	You state that stockholder nominations must be made in accordance with the procedures outlined in your bylaws. Please revise your disclosure in your proxy statement to describe the procedures that stockholders must follow to submit recommendations. Refer to Item 407(c) of Regulation S-K.

Response: We described the procedures to be followed by security holders to submit candidates recommended by security holders as specified in Item 407(c)(2)(iv) of Regulation S-K. On page 13 of the proxy statement, we indicated that nominations must be made in writing, made in accordance with the Company’s bylaws, and sent to the Assistant Corporate Secretary at the address provided in the proxy statement. Because we included the web site address that contains the Company’s bylaws, we did not include the text of the bylaws. In future filings, to the extent our procedures reference bylaw provisions, we plan to revise our disclosure to provide additional detail regarding the applicable bylaw provisions.

Compensation Discussion and Analysis, page 19

2.	Please revise to provide, or state where you have disclosed, how each compensation element and your decisions about that element fit into your overall compensation objectives and affect decisions regarding the other elements. Refer to Item 402(b)(1)(vi) of Regulation S-K.

Response: We discussed how each compensation element and decisions about the element fit into overall compensation objectives in the discussion of our compensation objectives on pages 19 – 21 of the proxy statement. Under each compensation objective – “link pay with performance,” “align executive performance with long-term interests of the company and its stockholders,” and “attract and retain key executives” – there is an analysis of the elements of compensation that fit with that objective. For example, an analysis of long-term incentive awards is contained under the compensation objective of “link pay with performance,” including why the Compensation Committee selected the specific performance criteria for 2006. An analysis of base salaries and a thorough discussion of the determination of the peer group are contained under the objective “attract and retain key executives.” An analysis of long-term equity is contained under the objective “align executive performance with long-term interests of the company and its stockholders.”

Timothy A. Geishecker

U.S. Securities and Exchange Commission

September 21, 2007

In the CD&A, we also discussed how the elements of compensation affect decisions regarding other elements. In the section “Elements of Compensation,” we disclosed on page 21 that the Compensation Committee primarily looks to base salary, annual cash incentive awards, and long-term incentive awards in setting overall compensation, but will factor in the other elements when reviewing an executive’s overall compensation package. In the “link pay with performance” discussion on page 19, we disclosed that the Compensation Committee does not target a specific percentage mix between cash compensation and long-term equity and does not consider the appreciation of equity granted in past periods in determining future grants, because of the belief that doing so would be inconsistent with its pay-for-performance objective. Where appropriate, we also discussed under each element of compensation how it affects decisions regarding other elements. For example, under “Deferred Compensation,” we explained that the Compensation Committee “does not consider deferred compensation accounts when setting executive pay levels, since this represents compensation that has previously been earned and individual accounts are a function of personal investment choices and market-based earnings.” Under “Personal Benefits,” we disclosed that the Compensation Committee believes that personal benefits should not be a significant portion of overall compensation but may be an element to attract and retain key executives. Under “Retirement Benefits,” we noted that the Company match is “equally available to all eligible employees” (and therefore is independent of other elements of compensation to the named executive officers).

In future filings, we will continue to address elements of compensation in the discussion of compensation objectives to the extent they are applicable to that objective.

3.	We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. Please disclose these targets. Please also note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent you believe that disclosure of the target is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. Please provide insight into the factors considered by the Compensation Committee prior to awarding of performance-based compensation.

Response: We disclosed the quantitative targets for incentive awards in a table on page 22 of the Company’s proxy statement. Not only did we disclose the targets (which were a percentage of revenue growth and profit margin), but we also disclosed in the table the actual percentages achieved. In the discussion on pages 22 and 23 of the proxy statement, we disclosed how the Compensation Committee sets target awards for the named executive officers and how those awards are calculated based on the targets. We did not include a discussion of qualitative criteria, since qualitative criteria are not applicable to incentive awards under the Corporate Executive Bonus Plan. Since we have fully disclosed the information called for by Item 402(b)(2)(v), we do not believe that any supplemental disclosure is necessary.

Base Salaries, page 22

4.

We note you rely on a number of factors in determining compensation. For example you refer to internal leadership on page 22 or performance ratings on page 23; however, it is unclear how you arrive at final compensation. Please revise to provide an analysis of how

Timothy A. Geishecker

U.S. Securities and Exchange Commission

September 21, 2007

the committee’s review and conclusion about the different factors help determine the result and compensation awards.

Response: Under the discussion of “Base Salary” on page 22, we disclosed the factors on which the Compensation Committee relies in determining base salaries. Those factors include the executive’s experience, sustained level of performance in the job, performance in the previous year, pay relative to other executives, and average base salaries paid to comparable executives of peer companies. We also disclosed that the Committee considers an executive’s leadership role within the Company when determining adjustments to base salary. There are no formulae or weightings to any given factor to determine final base salary, and in future filings we plan to clarify our disclosure accordingly.

5.	We note that you rely on benchmarked companies as set forth on page 21; however, you state on page 22 that you may look at compensation data at companies other than those that are benchmarked. Please revise to identify those other companies and clarify your disclosure to indicate on exactly what peer group you rely.

Response: On page 21 of the proxy statement, we identified the source of the alternate benchmark that the compensation consultants used for benchmarking Mr. Scaturro’s compensation as part of U.S. Trust’s wealth management business, which was the McLagan Partner’s Investment Management Survey. In future filings, to the extent the compensation consultants engage in benchmarking for named executive officers that is not based on the primary peer group, we plan to disclose the identity of the benchmarking survey or the alternate peer group.

Annual Cash Incentive Awards, page 23

6.	You state that the Compensation Committee reserves discretion to reduce funding at all levels. Please revise to state whether you actually exercised such discretion.

Response: On page 23 of the Company’s proxy statement, we provided a quantitative analysis of the differential between the actual awards and the awards that would have been payable based solely on application of the formula. Since the Compensation Committee’s exercise of discretion to reduce funding is clear from the information provided, we believe that revision is unnecessary.

Perquisite Allowance, page 24

7.	Please explain how the annual “perquisite allowance” of $36,000 was determined, identify generally the “enumerated items” towards which the allowance can be spent, reference the specific items the named executive officers used the allowance for in the prior year and disclose whether the committee has any discretion in providing additional monies above the allowance in a given year.

Response: On page 24 of the proxy statement, we indicated that the Compensation Committee approved the $36,000 perquisite allowance to replace in-kind perquisites historically received by executive officers. We also explained that the perquisite allowance is not a reimbursement for personal benefits, so executive officers may choose how to spend the money or not spend it at all. Because it is simply cash paid to the executive, there are no “enumerated” items that can be identified or attributed to any executive officer. We also disclosed that the Compensation Committee reviews and approves the perquisite allowance and personal benefits, which includes the authority to provide additional monies above the allowance (or not provide a perquisites allowance at all, as we disclosed in the case of our Chief Executive Officer). In future filings, we plan to revise our disclosure to provide a clearer

Timothy A. Geishecker

U.S. Securities and Exchange Commission

September 21, 2007

explanation of the perquisite allowance to avoid any misunderstanding that it is anything but a cash payment and to avoid any implication that there are “enumerated items” from which an executive may choose.

Employment Agreement for Mr. Schwab, page 33

8.	Your disclosure in this subsection should provide a clear and concise summary of the material terms and conditions of Mr. Schwab’s employment agreement, and should analyze why the employment agreement was designed and structured to provide the mentioned material compensation elements and levels.

Response: Under the sections “Employment Agreement with Mr. Schwab” and “License Agreement for Mr. Schwab,” we summarized the material terms of Mr. Schwab’s employment and license agreements.

Mr. Schwab founded the Company, owns a controlling stake in the Company, and has a license agreement to allow the Company to use his name and likeness. Mr. Schwab has had an employment agreement with the Company since its inception, and we disclosed that his employment agreement was last amended on March 31, 2003. The Board of Directors fully considered the reasons for entering into or amending the agreement at the time those actions were taken.

In the CD&A, we provided a complete analysis of those elements of Mr. Schwab’s compensation that the Compensation Committee determined in 2006, to the extent it had the flexibility to do so under the employment agreement. To the extent that provisions were governed by the employment agreement, we referenced those in the CD&A.

To the extent that the Company enters into a new employment agreement with Mr. Schwab or amends his existing employment agreement, the Company intends to provide disclosure regarding the reasons for doing so at that time.

Termination and Change in Control Benefits, page 36

9.	We note your disclosure regarding events set forth in the 2006 Termination and Change in Control Benefits Table on page 37. Please revise to describe the events to the investor, such as “termination without cause or change in control (no termination),” “change in control – additional retention agreement pending sale,” etc.

Response: The captions referred to above are terms in Mr. Scaturro’s offer letter and retention agreement, which are explained on pages 35 – 36 of the proxy statement. Since it is difficult to summarize termination and change in control benefits in a table caption, we plan to include a footnote to the table in future filings to cross-reference explanations of the captions, to the extent the captions are not self-explanatory.

10.	In the Compensation Discussion and Analysis, please discuss how your arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you have. Refer to Item 402(j) of Regulation S-K.

Response: We believe that we fully complied with the requirements of Item 402(j) in the section “2006 Termination and Change in Control Benefits Table.”

We also believe that we complied in the CD&A with Item 402(b)(2)(xi), which requires us to disclose, with respect to termination payments, the basis for selecting certain triggering events. On page 25, we discussed the various elements that trigger a termination or change

Timothy A. Geishecker

U.S. Securities and Exchange Commission

September 21, 2007

in control arrangement and further disclosed that the Compensation Committee “considers the avoidance of loss and distraction of employees as a result of an actual or contemplated change in control to be essential to protecting and enhancing the best interests of the company and its stockholders.” We also disclosed how termination arrangements fit into overall compensation and affect decisions regarding other elements. On page 21, we disclosed that termination arrangements are considered along with other elements of compensation, but that the Committee primarily looks to base salary, annual cash incentive awards, and long-term incentive awards as the principal elements of compensation.

We believe the discussion regarding the structure of termination arrangements, how they fit into overall compensation, and the basis for selecting certain triggering events is appropriately included in the CD&A. We therefore believe it would be duplicative to repeat that discussion with the termination and change in control benefits table. In future filings, to the extent new arrangements are put in place, we plan to revise the CD&A to expand the discussion of the rationale of termination and change in control triggers.

Transactions With Related Persons, page 55

11.	We note your disclosure in the third paragraph on page 55 regarding transactions with some directors, executive officers and entities. Please revise your disclosure in accordance with Instruction 4(c)(ii) of Item 404 of Regulation S-K to state whether or not the comparable credit transactions were with people not related to you.

Response: On page 55 of the Company’s proxy statement, we stated that the transactions are on substantially the same terms as comparable transactions “with other persons,” which was intended to comply with the instruction. We believe that the term “other persons” is clearer and plainer English than “persons not related to the lender,” especially since the lender is a corporate entity. We confirm that the “other persons” referenced are not related to the lender. Although we believe our disclosure complies with the rule, in future filings we plan to include the language from the rule.

Management of the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with response to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (415) 636-3255 if you have any questions or comments concerning this letter.

Sincerely,

/s/ R. SCOTT McMILLEN
R. Scott McMillen
Vice President and Associate General Counsel

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